SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 28, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


FOR IMMEDIATE RELEASE

CONTACT:
MERANT
Larry De'Ath
VP, Communications and Investor Relations
+1 (301) 838 5228
Larry.Death@merant.com


MERANT Reschedules First Quarter Earnings Conference Call and Webcast for
Wednesday August 29, 2001 at 9:30 am EDT (2:30 pm BST)

ROCKVILLE, MD and NEWBURY, UK - August 28, 2001 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management and data connectivity will hold their conference call and Webcast to discuss its first quarter revenue and earnings results for the period ended July 31, 2001 on Wednesday August 29th, 2001. This call had been rescheduled as reflected in MERANT's press release on August 23, 2001 where MERANT initially delayed first quarter revenue and earnings results because of the need to restate its profit and loss account, the balance sheet and its cash flow due to the treatment of discontinued operations.

TIME:                9:30 a.m. EDT (2:30 p.m. BST)
WEBCAST:             www.merant.com
TELEPHONE NUMBERS:   +1 800 491 3697 (US)
                     +44 (0) 20 8240 8240 (UK)

MERANT's First Quarter Earnings Conference Call will occur live and can be accessed via telephone and Webcast. The Webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. The interactive Webcast presentation is not a prerequisite for taking part in the call. Additional details for taking part in the call can be found on MERANT's Web site at www.merant.com. Interested parties should go to the web site 10 minutes prior to the start of the call. The replay of the conference call will be available for two weeks from the date of the conference.

About MERANT
MERANT is a leading provider of software solutions for enterprise change management and data connectivity. MERANT provides market-leading products and services under the PVCS and DataDirect brands.
The company's technology is in use by more than 5 million customers at over 60,000 sites, including all of the Fortune 100 and the majority of the Global 500. MERANT is the OEM partner of choice for more than 500 technology companies, and is a strategic partner with IBM, Microsoft, Oracle and Compaq. For additional information, visit www.merant.com.

MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 28, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel